8/11

08004239

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kimberly-Clark De Mexico

*CURRENT ADDRESS

PROCESSED

AUG 13 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03308 FISCAL YEAR 12-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 8/12/08

Kimberly-Clark de México

082-03308



12-31-07
AR/S

Focused on the consumer

Annual Report 2007

Company Profile

Kimberly-Clark de México is engaged in the manufacture and commercialization of disposable products for daily use by consumers within and away-from home, such as: diapers and child care products, feminine pads, incontinence care products, bath tissue, napkins, facial tissue, hand and kitchen towels, wet wipes and health care products.

Some of the main brands include: Huggies®, KleenBebé®, Kleenex®, Kimlark®, Pétalo®, Cottonelle®, Depend® and Kotex®.

Due to its permanent innovation and its focus on the consumer, the company holds a leadership position in all the markets in which it participates.

The company trades on the Mexican Stock Exchange under the ticker symbol "KIMBER" and on the New York Stock Exchange under an ADR program.

focused on the consumer to create value through: leadership innovation passion and achievement



Kimberly-Clark de México today is a company 100% focused on the consumer. After divesting its industrial division, the company has consolidated its leadership position in the markets of disposable products for hygiene and personal care. This new focus has enabled the company to concentrate on sectors with higher profitability and thus continue to create value for all of its stakeholders.

Financial Highlights

Net Sales
(millons of pesos)


21,480
20,839
2006
2007

Operating Profit
(millons of pesos)


5,963
5,628
2006
2007


¡Te da más!
Pétalo
Clásico
4
JUMBO
8

Only Pétalo® gives you more

Due to the recent divestiture of the writing and printing papers business, only comparable figures for two years are shown

Millions of Mexican pesos of December 31, 2007 purchasing power, except per share earnings.

	2007	2006	%CHG
Net Sales	**21,480**	20,839	3%
Gross Profit	**8,797**	9,087	-3%
Margin	**41%**	44%	
Operating Profit	**5,628**	5,963	-6%
Margin	**26%**	29%	
Net Income from Continuing Operations	**3,728**	3,666	2%
ROIC	**24.3%**	22.6%	
EBITDA	**6,674**	7,002	-5%
Margin	**31%**	34%	
Earnings per Share from Continuing Operations (In pesos, based on the average number of outstanding shares)	**3.29**	3.23	2%

Net Income
(millons of pesos)


3.728
3.666
2006
2007

Earning per Share
(pesos)


3.29
3.23
2006
2007

Report from our Managing Director

Messrs. Shareholders:

The year 2007 was complicated, particularly in the international compass which was characterized by high volatility in the financial markets. There were manifest worries regarding the continuity of world-wide liquidity which, coupled with geopolitical tensions particularly in Iraq and Iran, derived in risk aversion within the international markets. Attention was primarily focused towards the weak housing sector in the United States and the growing signs of lack of payment of high risk mortgages. Hence, the perception over the U.S. housing sector became pessimistic and generated serious doubts regarding the sector and thus reduced growth expectations for the U.S. economy.



ROIC
22.6%
24.3%
2006
2007


Un pedacito de tu corazón latiendo a nuestro alrededor...
Felicidades


Mayor absorbencia para él,
más tranquilidad para ti.
Depend
Depend® es la marca experta en el cuidado de la incontinencia

21,500

million pesos reached our net sales a 3 percent growth over 2006, in real terms

Another relevant factor during 2007 was the high inflation in raw material prices, with oil prices reaching record high levels and with international prices for grains, minerals and metals also increasing. There are discussions in economic and social circles asking whether if events occurring in the world today are an indication of a new paradigm with respect to input prices. This is due to the economic growth that is taking place in the emerging countries, particularly in China and in India, which is causing the entry of a large part of the world's population into the consumer markets. This is a very positive fact, albeit it represents challenges and adjustments that require time to find their level; today, we are in a very important transition stage where prices that are already high will continue to increase for almost all raw materials.

Despite this challenging environment, the Mexican economy continued to grow, although at a lower rate than the previous year. This growth was sustained mainly by the strength of the macro-economy, relatively stable interest rates and the continuity of economic policies.

Additionally, the fact of having achieved two important legislative reforms has helped to establish a favorable climate in the country. One of them was related to the ISSSTE pension plan for state workers and the other was the fiscal reform. The latter was not the ideal one but it was a reform that can eventually help the country to be more competitive and primarily it sent a message, along with the ISSSTE reform, in the sense that we can start to attain the necessary reforms to modernize the country and to increase economic growth and, as a consequence, to generate more jobs.

Notwithstanding the growth of the economy, we perceived a deceleration of the economic activity in certain sectors, same which was worsened during the fourth quarter.

Under this environment of lower economic growth, increasing input prices and stronger competition due to the reduced economic activity during 2007, Kimberly-Clark de Mexico obtained mixed results as net sales and earnings per share grew in real terms but we did not manage to grow in operating profit and EBITDA.

The results attained during the year are explained with more details in the following sections.

The quality of the company's earnings is reflected in a solid financial position and an important generation of cash.

Financial Achievements

In 2007, net sales from the company's continuing operations grew 3 percent in real terms reaching $21,480 million pesos. However, both operating profit and EBITDA were below last year. The main reason why these two concepts did not show improvement was the fact that during the entire year we were affected by high pressures in raw material costs, particularly pulp and fiber for recycling. The latter is an important raw material for household products and showed price increases of more than 40 percent. In addition, we were affected by important increases in the costs of oil related raw materials.

These increases in costs were partially offset by savings obtained via our cost containment and reduction programs. We also had to increase selling prices for our products but these, in addition to the cost reduction programs, were not sufficient to absorb the growths in input prices.



Dividends
2.24%
2.52%
2.68%
2006
2007
2008

PAÑUELOS Kleenex® BRAND





Always have it handy



2,500

million pesos of marketable notes issued with a 10-year term



Net income from continuing operations was above $3,700 million pesos and was similar to the prior year despite the lower operating profit due to the favorable effect in the integral financing cost and a lower effective tax rate. Net income per share from continuing operations grew 2 percent.

The quality of the corporation's earnings is reflected in a solid financial position and an important cash generation. During the year, we generated almost $5,500 million pesos from continuing operations, thirty percent above the previous year mainly derived from an improvement in working capital due to a strict control over the company's resources.

We continued with our capital expenditure (CAPEX) program covering investments and innovations which represented almost $1,500 million pesos; with our share buyback program, in which we utilized $1,000 million pesos to acquire 21.7 million shares which represent 1.9 percent of the outstanding capital and; we paid out more than $3,000 million pesos in dividends to our shareholders.

In order to optimize the company's balance sheet, during the month of July, we issued Marketable Notes (Certificados Bursátiles) in an amount of $2,500 million pesos with a 10 year term at a floating rate based on TIIE minus 10 basis points. Due to its characteristics, this is the most successful issuance to date.

All these activities enabled the company to end the year with a cash position close to $3,000 million pesos.

Professional (away-from-home) products achieved good volume growths but there was a decrease in tissue sales because the company utilized more of our tissue production capacity for converted finished products.

On the other hand, the export business posted an important volume growth, which derived in net export sales representing close to 7 percent of the company's total sales and a foreign currency generation of approximately U.S. $130 million dollars.

To achieve the aforementioned volume growths, it was necessary to increase our investment in marketing and promotional activities and to accelerate our innovation and capacity expansion plans and projects. In addition, we have worked intensively in the development of the categories in which we currently participate via market segmentation and by offering a clear value proposal for the different consumers.

Volume Growth:

Despite the deceleration in demand, particularly during the fourth quarter and specifically during the month of December, in anticipation to the coming in force of the new Sole Rate Enterprise Tax (IETU) which caused a good portion of wholesalers to stop their purchases, the company posted a 3 percent volume growth due to higher volumes in almost all the categories of our portfolio.

Outstanding growths of more than 20 percent were achieved in wet wipes, incontinence products, training pants and panties.

In bath tissue and diapers we grew at a lower pace. However, we sustained our market shares, situation which confirmed the slowdown in demand.

Operations:

Operations were focused towards maximizing productivity levels and increasing capacity in order to support and drive the strong sales volumes, to improve the quality and performance of our products and our processes and to contain production costs.

In 2007, the company again exceeded production records in all areas following the strong increase in the sales of our businesses and; within our CAPEX program, various operations started up to increase our production capacity. Among the most important investments we can highlight: 1) the start up of the #3 tissue machine at the Ramos Arizpe, Coahuila mill, 2) the start-up of the #5 diaper machine at the Tlaxco, Tlaxcala plant, 3) the start up of a machine to produce Pull-Ups® training pants



Experience System:
The experience of touching only what you want to touch

at the Cuautitlan, Estado de México, plant; and 4) the start up of capacity to produce incontinence products, also at the Cuautitlan plant.

Regarding logistics, continued efforts were made to fulfill the growingly stricter requirements of our clients. We know this is a very important challenge due to the great variety of our product presentations and the cost efficiencies that we are searching. For this purpose, we are carrying out the necessary investments in information systems as well as in storage and transportation capacity.

Human Resources:

During the year, Collective Labor Contracts and wage/salary tabulators were reviewed within the expected parameters and under a friendly and mutual respect environment with the different unions. We continued with the personnel training and development programs to take advantage and optimize the skills of our employees.

With respect to industrial safety, results have not improved notwithstanding the efforts and the different safety awareness programs implemented at the production facilities and we are still far from our target of 0 accidents. Unfortunately, we had to regret the death of Mr. Juan Manuel Castillo Olazo a truck driver for our truck fleet subsidiary.

We thank all of the company's personnel for their efforts during the year and recognize their dedication and passion for the work they perform, inviting them to increase their hard work in order to achieve the goals we have established for 2008.


Kleenex
Cottonelle
Spa
Té Verde

Maximum softness in skin care





Innovation

It is KCM's priority to offer differentiated products with superior value added performance, searching to increase the preference and utilization by the people that favor us with their purchase. This is why we have worked intensively in the innovation of our products, our operations and all the activities performed by the company. With this idea, outstanding innovations during 2007 include the following:

In diapers, the Huggies® Supreme® brand introduced the new Superflex technology into the market, which consists of an elastic support for the baby's back which helps to enhance its posture providing maximum comfort. Huggies® UltraConfort® launched a new graphic image that is more modern, fresh and technologically focused to the different baby development stages.

Kotex Control


ABSOR-GEL
Kotex Control
manzanilla



With Kotex Control®, your days are under control



Through product innovation we offer differentiated solutions with a higher added value

Additionally, the Huggies® product line was supplemented with the new super absorbent Pull-Ups® Night-Time pant for night use, in searching to drive the development and growth of the child care training pants category.

With regards to our brand for the economy segment, KleenBebé® AbsorSec® diapers were improved by incorporating re-fastening Microhook tapes to provide better fit and thus added protection against leaks as well as an ecological bag made from recycled materials.

In adult care pants, we highlight the launch of containment flaps for the Depend® AjustaSec® brand. Also, for Depend® Plenitud® pants, the Ultra Absorb-Loc® system was





incorporated to offer a better and more efficient absorption. With these enhancements, we have diversified options for the consumers in this category which has posted important volume growth.

In bath tissue we introduced the new Petalo® Clasico® with Hi-Flex® technology in order to offer a great balance between softness and resistance plus, the performance of Petalo® Rendimax® was also improved. In addition, various bath tissue as well as paper napkins and kitchen towels were launched under seasonal concepts which were very well received by consumers.

In feminine care, tests and research of breathable cover technologies allowed the company to launch the new Kotex® Free & Soft® with the new Air-Cotton® concept which allows better air circulation and freshness for the skin. In addition, with Kotex® Control® we launched Absorgel®, a technological innovation which maximizes the deodorant effect of a chamomile scent in the product.

We also made innovations to facial tissues with the launch of Suavel facial tissue and also in the toiletries and wet wipes categories, thus strengthening our product portfolio.

In the Professional business, we launched the new Experience System which offers the first complete hygiene system for the institutional market that includes electronic dispensers along with their respective Kleenex Experience products such as bath tissue, soap and hand towels. This system, in addition to allowing the user to not touch anything that may be dirty in the bathroom, offers as much as a 20 percent lower usage and a new fresh and state of the art image to the more demanding companies or businesses.

Finally, the Health Care business introduced many innovative products in the Mexican market, such as: 1) InteguSeal® which is the first microbial sealer for the post operational period, unique for its bacterial immobilizing system thus creating a new product category to prevent infections at the surgical site. 2) Pneumokit® that is the first integral system for pneumonia prevention associated to the mechanical ventilation, which causes up to 60 percent of deaths by infection at hospitals and is present in between 8 and 28 percent of the patients who require breathing support; and, 3) Kleenex® masks, which protect children from germs and up to 99.7 percent of bacteria through its 3 filter layers.

We want to reinforce and restate our commitment with innovation, which is a fundamental part of the company's philosophy and we are convinced that it is essential to sustain and grow our leadership.

Relationship with Kimberly-Clark Corporation

Our partnership with Kimberly-Clark Corporation (KCC) is a key contributor to our innovation strategy. Through KCC, we have a window to the world and access to product and process developments, mainly in diapers, tissue products and our recent Health Care business. In addition, we participate in global purchase agreements that provide us with lower costs and we continually exchange ideas in order to maximize our operating processes. We are convinced that this strategic partnership along with our own innovating and execution capabilities will be fundamental to promote and strengthen the company's competitiveness.

When your baby wants to be a grown-up kid


3
GRATIS
29
HUGGIES
Pull-Ups



Leadership

Being leaders in our markets means a major commitment towards our customers and our shareholders. We state this leadership calling in everything we do, in innovation projects, in property, plant and equipment investments, in our performance in the market, in the responsible management of the company's resources and in the continuous search for new avenues of growth.

As a reflection of this commitment, your company is leader in almost all the categories in which it participates and despite a market which showed signs of weakening, we managed to sustain and in some cases grow our strong market shares.




Depend
Plenitud
4
piezas
22


Depend
Ajustasec
4
piezas
22

Depend® is the expert in incontinence care



Kimberly-Clark de México is the market leader in most of the categories in which it participates

In accordance with our commitment, we have designed the structure, development plans and incentives to attract and retain personnel with the required talent to consolidate our leadership position in the market. Hence, we recently modified the company's organizational structure in order to better focus each one of the different businesses and accelerate the search for new avenues for growth, both in the products that we currently produce and in possible new additions to our portfolio.





Social Responsibility

Environment:

We are a company with a commitment to our society, the environment and the use of natural resources. This is why we maintain programs that are oriented towards reducing the usage of water, electricity and fibers. In this respect, we can inform you that during the year we continued to decrease the use of water by recycling greater amounts of this liquid and via the installation of more efficient processes for its utilization. In addition, we invested in technology and in equipment improvements in order to reduce our consumption of electricity, thus attaining cost savings. Finally, regarding fiber usage, last year 65 percent of our fiber consumption was recycled paper.

HUGGIES®
Lo mejor para su desarrollo


HUGGIES
UltraConfort
14


HUGGIES
UltraConfort
14
38

Huggies®, freedom of movement for you baby



At Kimberly-Clark de México we are committed with society, the environment and the rational use of natural resources

Support to our community:

Due to the natural disaster which affected our brothers in Tabasco and Chiapas, we sent hygiene and cleaning products to the region that helped mitigate the suffering and hardship of almost 10,000 families.





Perspectives

Undoubtedly, the slowdown in the United States economy will have an impact on the Mexican economy in 2008. We believe that there is a real possibility of reducing this adverse effect by means of executing a counter-cyclical economic policy based on strengthening the domestic market. For the first time in many years, Mexico has the resources and the economic stability to implement this counter-cyclical policy. The key is to efficiently utilize the resources to drive the market via the execution of infrastructure programs as well as investments in the water and energy sectors. Some of these programs are already in progress and it is very important that they render the expected outcomes.

Even though 2008 will probably be a difficult year, the Mexican economy will continue to show stability and strength as a consequence of the discipline in its economic policies. Mexico will continue to grow and will generate a great number of jobs although not at a rate that reflects the country's true potential. Even though it is a fact that progress has been made, some structural reforms remain pending; namely those related to education, energy and labor, among others. Also, the obstacles that hinder the country's competitiveness remain to be addressed with the required effectiveness.

We reiterate, some consensus has been reached and we have made some advancement although not as needed to reach higher growth rates and decidedly drive the country's modernization. It is necessary and urgent to do more and we expect that the combined efforts by the Government, by Congress and by the different political actors, as well as the required participation of the civil society will translate into agreements that will make Mexico a more modern, competitive and attractive country for investments, more decided to grow and create jobs.

HUGGIES
Little Swimmers



With Little Swimmers® everything is fun

Within this context, in Kimberly-Clark de Mexico we are convinced that our country has a very promissory future



Kimberly-Clark de México will continue to focus on the consumer via the innovation of its products, the leadership of its personnal and brands, the continuous investment, and the promotion of sustainable growth

and we as a company have to play a positive and optimistic role. With this purpose, we will continue focusing to achieve growing economic results via innovation in everything we do; the leadership of our personnel, products and brands; continuous and sustained investments in our markets, products, technology, processes and equipment; and, by means of a social responsibility towards the environment and the community. In 2008, we will make efforts to deliver this vision and its related medium and long term strategies with the greatest possible success.

Messrs Stockholders, on behalf of the Board of Directors we thank you for your support during last year and we reiterate our commitment to continue to work with all of our managing capabilities during this year which has just started.

Yours Truly,

Claudio X. González	**Pablo R. González G.**
Chairman of the Board of Directors	**Managing Director**

This report received the favorable opinion in all its terms by the Board of Directors during the meeting held on February 12th 2008.

Board of Directors

Directors

Claudio X. González Laporte
Chairman of the Board

Agustín Santamarina Vázquez
Vice-chairman

Thomas J. Falk
Vice-chairman

Emilio Carrillo Gamboa
President of Audit an Corporate Practices Committee

Jorge Ballesteros Franco

Mark Buthman

Antonio Cosío Ariño

Valentín Diez Morodo

Steve Kalmanson

Esteban Malpica Fomperosa

Ronald D. Mc Cray

Fernando Senderos Mestre

Alternate Directors

Jorge Babatz García

Jorge Barrero Stahl

Guillermo González Guajardo

Pablo González Guajardo

Jesús González Laporte

Agustín Gutiérrez Espinosa

Jorge Lara Flores

José Lois Prieto

José Antonio Mondragón Pacheco

Sergio Paliza Valdez

Fernando Ruiz Sahagún

Manuel Vera Vallejo

Main Officers

Pablo González Guajardo
Managing Director

Bernardo Aragón Paasch
Director of Logistics and Customer Service

José Antonio Barrera Bortoni
Director of Innovation and Growth

Xavier Cortés Lascurain
Director of Strategic Planning

Luis Fernández Oviedo
Director of Operations

Jesús González Laporte
Director of Strategic Planning Operations

Fernando González Velasco
Director of Sales Consumer Products

Virgilio Isa Cantillo
Director of Marketing of Infant and Feminine Care Products

Jorge Lara Flores
Director of Finance

Alejandro Lascurain Curbelo
Director of Human Resources

José Lois Prieto
Director of Analysis and Control

José Antonio Lozano Córdova
Director of Product Innovation, Technological Development and Quality

Jean-Louis Brunet Torres
Deputy Commercial Director Health Care

Sergio Camacho Carmona
Treasurer

Xavier Cházaro Cinta
Deputy Director Operations Support

Carlos Conss Curiel
Deputy Director of Information Services

Humberto Escoto Zubirán
Deputy Director of Legal Affairs

Gabriel Lance Brunet
Deputy Director of Manufacture

Jorge Morales Rojas
Deputy Director Marketing Family Care Products

Angel Armando Paz Camacho
Internal Audit Manager

Javier Pizzuto del Moral
Deputy Director of Marketing Personal Care and New Products

Jorge Sanromán Alcocer
Deputy Director of Foreign Trade

Luis Santiago de la Torre Oropeza
Deputy Director of Labor Relations

Francisco Manuel Sevilla Ramos
Operations Controller

Fernando Alberto Vergara Rosales
Financial Controller

Independent auditors' report

To the Board of Directors and Stockholders
of Kimberly-Clark de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Kimberly-Clark de México, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark de México, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with Mexican Financial Reporting Standards.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C. P. C. Benjamín Gallegos Pérez

February 1, 2008

Consolidated balance sheets

December 31, 2007 and 2006
(Thousands of Mexican pesos of purchasing power of December 31, 2007)

		2007		2006
Assets				
Current assets:				
Cash and cash equivalents	$	2,914,968	$	1,843,476
Accounts receivable – net		3,653,818		4,253,962
Accounts receivable due from Grupo Papelero Scribe, S.A. de C.V.		–		722,537
Inventories - net		1,654,100		1,610,746
Assets from discontinued operations		–		230,497
Total current assets		8,222,886		8,661,218
Accounts receivable due from Corporación Scribe, S.A.P.I. de C.V.		603,330		563,930
Derivative financial instruments		48,919		
Property, plant and equipment - net		14,536,877		14,054,453
Total	**$**	**23,412,012**	**$**	**23,279,601**
Liabilities and stockholders' equity				
Current liabilities:				
Current portion of long-term debt	$	76,108	$	100,636
Derivative financial instruments		80,591		586,247
Trade accounts payable		2,044,192		2,757,906
Accrued liabilities		1,511,057		1,209,879
Income tax		167,114		474,506
Statutory employee profit sharing		422,179		484,032
Liabilities from discontinued operations		–		792,689
Total current liabilities		4,301,241		6,405,895
Long-term debt		7,414,964		5,158,658
Deferred income taxes		2,219,126		1,951,643
Deferred statutory employee profit sharing		101,299		37,526
Total liabilities		14,036,630		13,553,722
Stockholders' equity		9,375,382		9,725,879
Total	**$**	**23,412,012**	**$**	**23,279,601**

See accompanying notes to consolidated financial statements.

Consolidated statements of income

Years ended December 31, 2007 and 2006
(Thousands of Mexican pesos of purchasing power of December 31, 2007, except basic earnings per share)

		2007		2006
Net sales	$	21,480,233	$	20,839,463
Cost of sales		12,683,071		11,752,428
Gross profit		8,797,162		9,087,035
General expenses		3,169,131		3,124,419
Operating profit		5,628,031		5,962,616
Other expense (income), net		461,175		475,930
Comprehensive financing result		224,534		412,818
Income before income taxes		4,942,322		5,073,868
Income taxes		1,214,347		1,354,729
Income from continuing operations		3,727,975		3,719,139
Loss from discontinued operations, net		–		52,650
Net income	**$**	**3,727,975**	**$**	**3,666,489**
Basic earnings per share from continuing operations (in pesos, using weighted average number of outstanding shares)	$	3.29	$	3.23
Results from discontinued operations		–		(.05)
Basic earnings per share (in pesos, using weighted average number of outstanding shares)	**$**	**3.29**	**$**	**3.18**

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in stockholders' equity

Years ended December 31, 2007 and 2006
(Thousands of Mexican pesos of purchasing power of December 31, 2007)

	Common stock	Retained earnings	Reserve for repurchase of own stock	Insufficiency in restated stockholders' equity	Valuation of financial instruments	Total stockholders' equity
Balance, January 1, 2006	$ 4,500,553	$ 7,610,971	$ 1,473,689	$ (686,504)	$ –	$ 12,898,709
Dividends paid		(2,891,583)				(2,891,583)
Repurchase of own stock	(97,621)		(644,003)			(741,624)
Extraordinary dividend		(3,067,074)				(3,067,074)
Transfer of insufficiency in restated stockholders' equity		(686,504)		686,504		–
Comprehensive income		3,666,489		(139,038)		3,527,451
Balance, December 31, 2006	4,402,932	4,632,299	829,686	(139,038)	–	9,725,879
Dividends paid		(3,027,916)				(3,027,916)
Repurchase of own stock	(123,392)	(56,610)	(829,686)			(1,009,688)
Transfer of insufficiency in restated stockholders' equity		(139,038)		139,038		–
Comprehensive income		3,727,975		(76,090)	35,222	3,687,107
Balance, December 31, 2007	**$ 4,279,540**	**$ 5,136,710**	**$ –**	**$ (76,090)**	**$ 35,222**	**$ 9,375,382**

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in financial position

Years ended December 31, 2007 and 2006
(Thousands of Mexican pesos of purchasing power of December 31, 2007)

		2007		2006
Operating activities:				
Net income from continuing operations	$	3,727,975	$	3,719,139
Add (less) items that did not require (generate) resources:				
Depreciation		1,045,505		1,038,979
Deferred statutory employee profit sharing		65,542		(20,943)
Deferred income taxes		192,953		(114,473)
		5,031,975		4,622,702
Changes in working capital:				
Accounts receivable		600,144		(107,897)
Accounts receivable due from Grupo Papelero Scribe, S.A. de C.V.		722,537		(722,537)
Inventories		(84,502)		(306,554)
Trade accounts payable		(713,714)		358,022
Accrued liabilities		301,178		(35,176)
Other, principally income tax and statutory employee profit sharing		(382,648)		415,751
Resources generated by continuing operations		5,474,970		4,224,311
Divesting activities:				
Sale of assets		–		4,904,181
Loss from discontinued operations, net		–		(52,650)
Other effects from discontinued operations		(562,192)		(348,587)
Accounts receivable due from Corporación Scribe, S.A.P.I. de C.V.		(39,400)		(563,930)
Resources (used) generated by divesting activities		(601,592)		3,939,014
Financing activities:				
Dividends paid		(3,027,916)		(2,891,583)
Extraordinary dividend paid		–		(3,067,074)
Derivative financial instruments		(505,656)		(423,463)
Long-term debt - net		2,231,778		(264,137)
Repurchase of own stock		(1,009,688)		(741,624)
Resources used in financing activities		(2,311,482)		(7,387,881)
Investing activities – Additions to property, plant and equipment		(1,490,404)		(878,637)
Cash and cash equivalents:				
Increase (decrease)		1,071,492		(103,193)
Beginning of year		1,843,476		1,946,669
End of year	**$**	**2,914,968**	**$**	**1,843,476**

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

Years ended December 31, 2007 and 2006
(Thousands of Mexican pesos of purchasing power of December 31, 2007)

1. Operations, basis of presentation and summary of significant accounting policies

Operations

Kimberly-Clark de México, S.A.B. de C.V. and its subsidiaries (the "Company") are engaged in the manufacture and commercialization of disposable products for daily use by consumers within and away-from home, such as: diapers and child care products, feminine pads, incontinence care products, bath tissue, napkins, facial tissue, hand and kitchen towels, wet wipes and health care products. Some of the main brands include: Huggies®, KleenBebé®, Kleenex®, Kimlark®, Pétalo®, Cottonelle®, Depend® and Kotex®.

Basis of financial statement presentation

Consolidation – The consolidated financial statements include the accounts of Kimberly-Clark de México, S.A.B. de C.V. and the following wholly owned subsidiaries:

- Crisoba Industrial, S.A. de C.V., which provides processing services to Kimberly-Clark de México, S.A.B. de C.V.

- Paper Products Trade Corporation which is a trading company incorporated in the United States of America, to promote exports of the Company's products.

- Servicios Empresariales Során, S.A. de C.V. provides, through its subsidiaries, storage, distribution and other services to Kimberly-Clark de México, S.A.B. de C.V.

- Taxi Aéreo de México, S. A. provides air transportation services to personnel of Kimberly-Clark de México, S.A.B. de C.V. and its subsidiaries, as well as to the general public.

- Other subsidiaries which lease properties, mainly to Crisoba Industrial, S.A. de C.V.

Intercompany transactions and balances are eliminated in consolidation.

Statements of income – Beginning January 1, 2007, became effective the new Mexican Financial Reporting Standards ("NIF") B-3, Statement of Income. This standard sets a new classification of revenues, cost and expenses, into ordinary and non-ordinary. Ordinary items are derived from primary activities representing and entity's main source of revenues. Consequently, classification of certain transactions as special or extraordinary was eliminated; these items are now part of other income and expenses and non-ordinary items, respectively.

Statutory employee profit sharing ("PTU") should be presented as an ordinary expense within other expenses (income), and no longer presented as an income tax. Reclassification of this line item in 2006, is the main effect due to adoption of this NIF.

Operating profit is the result of subtracting from the net sales the cost of sales and general expenses.Although NIF B-3 does not require inclusion of this line item in the consolidated statements of income, it has been included for a better understanding of the Company's economic and financial performance.

Summary of significant accounting policies

Accompanying consolidated financial statements are in accordance with NIF, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the disclosures in the accompanying notes, as considered pertinent in the circumstances. The significant accounting policies are as follows:

Recognition of the effects of inflation – The consolidated financial statements are restated to Mexican pesos of purchasing power of the most recent balance sheet presented. Accordingly, the consolidated financial statements of the prior year, which are presented only for comparative purposes, have been restated to the same purchasing power and, therefore, differ from those originally reported in the prior year.

Cash and cash equivalents – Consist of daily cash surplus investments.

Inventories and cost of sales – Inventories are stated at replacement cost, not to exceed realizable value.Cost of sales is restated using replacement cost at the date of sale.

Property, plant and equipment – Property, plant and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index ("NCPI"). For fixed assets of foreign origin, the acquisition cost expressed in the currency of the country of origin is restated for inflation in such country and converted into Mexican pesos at the market exchange rate as of the balance sheet date.

Depreciation of property, plant and equipment is computed using the straight-line method, based on the estimated useful lives of the assets, as follows:

	Average Years
Buildings	45
Machinery and equipment	15 to 25
Transportation equipment	12 and 25

Capitalization of comprehensive financing result – Net comprehensive financing result incurred during and attributable to the period of construction and installation of property, plant and equipment is capitalized for major projects, and is restated by applying the NCPI.

Until December 31, 2006 capitalization of comprehensive financial result was optional, beginning January 1, 2007 is mandatory as result of the issuance of NIF D-6, Capitalization of Comprehensive Financing Result.

Impairment of long-lived assets in use – The Company reviews the carrying amounts of long-lived assets in use in order to detect signs of impairment indicators. There are no impairment indicators as of December 31, 2007 and 2006.

Stockholders' equity – Balances in the stockholders' equity are restated using the NCPI.

Insufficiency in restated stockholders' equity – Insufficiency in restated stockholders' equity primarily arises as the restatement of imported machinery and equipment has been below inflation in Mexico.

Revenue recognition – Revenues are recognized in the period in which ownership and/or responsibility of the inventories is transferred to the customers.

Derivative financial instruments – Derivative financial instruments are valued at their market value and their effects are recognized in results of operations of the period and stockholders' equity, respectively. These instruments are used as a hedge to reduce the risk of the effects of its exposure to interest rates, exchange rate fluctuations and the prices of certain utilities.

Foreign currency balances and transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded in the comprehensive financing result of the period in which they occur.

Statutory employee profit sharing – PTU is recorded in the results of the year in which it is incurred and presented within other expenses (income) in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences determined by comparing the tax basis and accounting value of assets and liabilities, when it can be reasonably assumed that such differences will generate a liability or benefit, and there is no indications that circumstances will change in such a way that the liabilities will not be paid or benefits will no be realized.

Income taxes – Income tax ("ISR"), is recorded in the results of the year in which it is incurred, recognizing deferred effects originated by temporary differences, corresponding to transactions and other economic events recognized in the financial statements in periods different from those considered in the Company's tax returns. Such effects are recorded considering all temporary differences determined by comparing the tax and book basis of assets and liabilities.

Beginning 2007, in order to recognize deferred taxes, it is necessary to prepare financial projections to identify prevailing taxable basis, (income tax or Business Flat Tax "IETU") for payment of income taxes.

2. Segment sold and discontinued operations

During 2006, was carried out the divestiture of the industrial products segment (PRODIN) which included the writing and printing paper, cigarette paper and notebooks, as well as the manufacturing of wood pulp and baggasse of cane.

Total value of this transaction was 434 million of U.S. dollars, out of which 384 million of U.S. dollars were received in cash and the remaining 50 million of U.S. dollars correspond to the investment in capital stock of Corporación Scribe, S. A. P. I. de C. V. which will be amortized in a period not to exceed five years.

Derived from this transaction the Company entered into several service contracts with those mills in which services are shared; also, the Company entered into various contracts for the purchase of raw materials produced by Grupo Papelero Scribe, S.A. de C.V.

The loss generated by discontinued operations is analyzed as follows:

		2006
Revenues from discontinued operations	$	4,388,132
Costs and expenses of discontinued operations		4,035,414
Income tax and statutory employee profit sharing		139,606
Income from discontinued operations		213,112
Loss from sale of discontinued operations, net of income tax and statutory employee profit sharing		265,762
Loss on discontinued operations, net	**$**	**52,650**

3. Accounts receivable

		2007		2006
Trade	$	3,694,288	$	3,922,269
Allowance for doubtful accounts		(129,397)		(121,787)
Net		3,564,891		3,800,482
Other		88,927		453,480
Total	**$**	**3,653,818**	**$**	**4,253,962**

4. Inventories

	2007	2006
Finished goods	$ 691,425	$ 696,618
Work in process	142,886	262,067
Raw materials and spare parts	819,789	652,061
Total	**$ 1,654,100**	**$ 1,610,746**

5. Property, plant and equipment

	2007	2006
Buildings	$ 4,252,283	$ 3,873,499
Machinery and equipment	23,076,807	22,516,219
Transportation equipment	890,635	869,233
Total	28,219,725	27,258,951
Accumulated depreciation	(14,912,382)	(14,453,553)
Net	13,307,343	12,805,398
Land	506,221	518,066
Construction in progress	723,313	730,989
Total	**$ 14,536,877**	**$ 14,054,453**

At December 31, 2007, the balance of unamortized comprehensive financing result capitalized amounts to $660,082.

6. Long-term debt

Long-term debt is summarized as follows:

	2007	2006
Notes payable to banks, denominated in U.S. dollars, unsecured, bearing interest based on the LIBOR. As of December 31, 2007, annual rates ranged from 5.03% to 5.56%.	$ 261,072	$ 380,025
Senior notes denominated in U.S. dollars, unsecured, bearing interest at a net fixed annual rate of 8.875%.	2,730,000	2,804,088
Marketable notes denominated in Mexican pesos, unsecured, bearing interest based on Cetes with maturity of 182 days, plus 75 basis points. As of December 31, 2007 the annual rate is 8.45%.	750,000	778,193
Marketable notes denominated in Mexican pesos, unsecured, bearing interest at a fixed annual rate of 8.95%.	1,250,000	1,296,988
Marketable notes denominated in Mexican pesos, unsecured, bearing interest based on the TIIE with maturity of 28 days, less 10 basis points. As of December 31, 2007 the annual rate is 7.83%.	2,500,000	–
	7,491,072	5,259,294
Less - current portion	76,108	100,636
	$ 7,414,964	**$ 5,158,658**

Long-term debt agreements contain covenants and restrictions, which limit the Company's ability to obtain additional indebtedness and require the Company to maintain certain minimum financial ratios. At December 31, 2007, the Company is in compliance with such covenants.

Long-term debt matures as follows:

2009	$	2,798,809
2010		811,510
2011 to 2012		54,645
2013		1,250,000
2017		2,500,000
	$	**7,414,964**

To reduce the risk of volatility of the interest rate of a portion equivalent to 60% of the debt issued during 2007, the Company entered into an interest rate swap which changed the profile of interest payment to a fixed annual rate of 8.01%.

7. Stockholders' equity

As of December 31, 2007 and 2006, common stock consists of nominative common shares with no par value, as follows:

	Shares			
	2007	%	2006	%
Series "A"	581,533,275	52	592,927,075	52
Series "B"	536,621,640	48	546,917,440	48
Total	**1,118,154,915**	**100**	**1,139,844,515**	**100**

In accordance with the Company's by-laws, Series "A" shares must represent, at a minimum, 52% of common stock outstanding and must be owned by Mexican investors.

As part of the program for the repurchase of own shares approved annually by the stockholders, as of December 31, 2007 and 2006, has been repurchased 21,689,600 and 17,159,700 shares, respectively.

In accordance with the Mexican income tax law, total stockholders' equity, except for stockholders' contributions and their related tax restatement, as well as retained earnings determined based on the provisions of such law, is subject to a dividend tax, payable by the Company, in the event of distribution. As of December 31, 2007 the balances of the stockholders' equity tax accounts are represented by contributed capital account for $24,972,000 and a net tax income account for $11,401,000.

At the Stockholders' Extraordinary Meeting held on February 28, 1992, the stockholders authorized the issuance of Series "T" working shares, which can be assigned only to officers and employees of the Company, as provided for by the Board of Directors. These shares do not represent common stock or generate corporate rights; however, they do entitle holders to receive dividends similar to those received by shares of common stock.The term of the Series "T" shares is five years from the date assigned, at the end of which they must be amortized by a payment calculated based on the adjusted accounting value of shares of common stock at the quarter preceding the beginning and end of the term. Such adjusted value is determined by excluding from stockholders' equity the balance of certain equity accounts. The payment is deducted from retained earnings in the year in which it takes place. At December 31, 2007, 19,353,750 Series "T" shares have been assigned.

At the Stockholders' Ordinary Meeting held on March 4, 2005, the stockholders authorized a new compensation plan for officers and employees named "Plan de Asignación de Unidades Virtuales" (Virtual Share Award Plan). This plan will gradually replace the prior compensation plan. Compensation cost is recognized in results of operation of each year.

At the Stockholders' Extraordinary Meeting held on September 28, 2006, the stockholders authorized the divestiture of the industrial products segment, PRODIN (see note 2); in addition the stockholders authorized the Board of Directors to determine and pay an extraordinary dividend, once payment of the sale has been received.

During the years ended December 31, 2007 and 2006, the Company paid dividends of $3,027,916 and $5,958,657, respectively. If such dividends had not been paid, stockholders' equity would have been greater by $8,986,573 and $5,958,657 as of such dates.

8. Business segment information

Information corresponding to each business segment, based on a managerial approach is as follows:

	2007		2006	
	Consumer Products	**Professional and Health Care**	**Professional Consumer Products**	**and Health Care**
Net sales	$ 18,980,609	$ 2,499,624	$ 18,439,898	$ 2,399,565
Operating profit	5,217,483	410,548	5,496,727	465,889
Depreciation	890,928	154,577	881,971	157,008
Total assets	20,341,213	3,070,799	19,996,005	3,053,099

In 2007 and 2006, export sales, as a percentage of net sales, were 7% and 6%, respectively, and are included in the respective segments.

9. Other expense (income), net

Is analyzed as follows:

	2007	2006
Statutory employee profit sharing:		
Current	$ 403,110	$ 492,320
Deferred	65,542	(20,943)
Net	468,652	471,377
Other	(7,477)	4,553
Other expense (income), net	**$ 461,175**	**$ 475,930**

The deferred statutory employee profit sharing liability as of December 31, 2007 and 2006 is primarily derived from the differences in term between the tax and book basis of property, plant and equipment.

10. Comprehensive financing result

Consists of the following:

	2007	2006
Interest expense - net	$ 368,535	$ 387,225
Exchange fluctuations - net	66,616	226,633
Monetary position gain	(190,381)	(201,040)
Capitalized comprehensive financing result	(20,236)	-
	$ 224,534	**$ 412,818**

Monetary position result is determined by applying the monthly increase in NCPI factors to the monthly net monetary position.

11. Income taxes

ISR consist of the following:

		2007		2006
Income tax:				
Current	$	1,021,394	$	1,469,202
Deferred		192,953		(114,473)
Net	**$**	**1,214,347**	**$**	**1,354,729**

The ISR rate was 28% in 2007 and 29% in 2006.

Statutory and effective ISR rate differ due to certain permanent differences. Tax results of the subsidiaries are consolidated at 100% of the equity held in their voting stock.

The deferred income taxes liability is primarily derived from property, plant and equipment and inventories, which as of both December 31, 2007 and 2006 represent approximately 99% and 1%, and 91% and 9%, of such liability, respectively.

In 2007 and 2006, the deferred income tax effect corresponding to the insufficiency in restated stockholders' equity was $85,399 and $81,818, respectively.

On October 1, 2007, was enacted the Business Flat Tax Law ("IETU") and went into effect on January 1, 2008. It is expected that application of the new law will not have any impact in the financial information of the Company.

12. Foreign currency balances and transactions

Assets and liabilities include monetary items receivable or payable in foreign currencies, as well as nonmonetary assets of foreign origin. At December 31, 2007 and 2006, such items, denominated in thousands of U.S. dollars, consist of the following:

	2007	2006
Monetary assets	90,403	126,232
Inventories	71,964	79,246
Machinery and equipment	736,789	690,460
Monetary liabilities	389,116	426,745

Exchange rate used to value such balances was $10.92 and $10.81 Mexican pesos per one U.S. dollar, respectively.

As of December 31, 2007 and 2006, there are forward contracts for 320 and 400 millions of U.S. dollars respectively, and in 2006 a collateral for 29 million of U.S. dollars.

Transactions denominated in thousand of U.S. dollars in 2007 and 2006 were as follows:

	2007	2006
Export sales	131,634	124,424
Purchases of raw materials, spare parts and services	535,237	593,926
Purchases of machinery and equipment	59,624	39,701
Interest expense – net	18,961	22,115

In 2006 these transactions include continuing and discontinued operations.

13. Related parties

For the years ended December 31, 2007 and 2006, the Company had the following transactions and balances with Kimberly-Clark Corporation:

		2007		2006
Purchases of inventories and technical services received	$	1,585,295	$	1,462,735
Purchases of machinery and equipment		204,877		80,565
Sales		1,099,350		829,090
Trade accounts payable		201,169		313,816
Trade accounts receivable		120,736		61,886

For the year ended December 31, 2007 and starting November 2006, the Company entered into the following transactions with Grupo Papelero Scribe, S.A. de C.V.

		2007		2006
Purchases and other services	$	628,928	$	43,168
Sale of inventories and other services		1,254,499		526,457
Trade accounts payable		33,722		–

Beginning January 1, 2007, became effective NIF C-13, Related Parties, which requires the disclosure of the benefits granted to key or relevant officers of the Company. As of December 31, 2007 and 2006, the amount of such benefits was $119,945, and $130,361, respectively. Additionally, these key and relevant officers, together with other group of officers that the Board of Directors consider as key members of the Company, are included in the "Plan de Asignación de Unidades Virtuales" (Virtual Share Award Plan) (see note 7).

14. Employee retirement obligations

The liability and annual cost of legally mandated seniority premiums, pension plans for qualifying personnel and severance payments upon termination of the labor relationship, is calculated by an independent actuary based on the projected unit credit method. To meet these obligations, the Company has established funds under an administered plan.

As of December 31, 2007 relevant information regarding these obligations is as follows:

Accumulated benefit obligation	$	252,716
Projected benefit obligation		335,050
Plan assets		285,159
Net periodic cost		17,664

15. Commitments

At December 31, 2007, the Company held the following commitments:

- The acquisition of machinery, equipment and construction projects, totaling approximately $439,000.
- Operating lease agreements for warehouses and offices with non-cancelable terms ranging from 5 to 10 years and annual rents of $93,447.

16. Authorization of issuance of financial statements

On February 1, 2008, the issuance of these consolidated financial statements was authorized by Licenciado Pablo R. González Guajardo, General Director, and C.P. Jorge A. Lara Flores, Finance Director. These consolidated financial statements are subject to the approval of the Board of Directors and the Ordinary Stockholders Meeting.

17. New accounting principles

During 2007, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIF, which became effective for fiscal years beginning on January 1, 2008: NIF B-2, Statement of Cash Flows, NIF B-10, Effects of Inflation, NIF B-15, Translation of Foreign Currencies, NIF D-3, Employee Benefits and NIF D-4, Income taxes.

Some of the significant changes that affect the Company are as follows:

NIF B-2 Statement of Cash Flows. This NIF establishes the preparation of a new basic financial statement which replaces the actual NIF B-12 Statements of Changes in Financial Position. The principal characteristic are: a) the application of this standard is prospective, for such reason prior years will not be restated, b) the structure of the new statement is based on the nature of the cash flows as follows: operating activities, investing and financing activities and, c) allows determining and presenting cash flows using either the direct or the indirect method.

NIF B-10, Effects of Inflation. Considers two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is higher than 26%, in which case, the effects of inflation should be recognized and, b) non-inflationary environment, when cumulative inflation of the three preceding years is lower than 26%. It was eliminated the replacement cost and specific indexation methods for inventories and fixed assets.

NIF D-3, Employee Benefits. Current and deferred PTU is incorporated as part of these standards, and deferred PTU should be calculated using the same methodology established in NIF D-4.It also includes the career salary concept and unamortized items have to be recorded in results in a period not to exceed five years.

Investor Information

Stock Exchange Markets
Bolsa Mexicana de Valores
(BMV). Mexico.
New York Stock Exchange (NYSE).
USA(ADR'S - OTC)

Type of Shares
A series
B series

Ticker Symbols
BMV: KIMBER
NYSE: KCDMY

Investor Relations
Sergio Camacho
scamacho@kcc.com
Tel: +52 (55) 5282-7204

Corporate Headquarters
Av. Jaime Balmes No. 8 9° Piso
Los Morales Polanco. 11510.
Mexico City
Phone: +52 (55) 5282-7300
Fax: +52 (55) 5282-7272

Internet
www.kimberly-clark.com.mx

KIMBER

KCDMY LISTED NYSE

Kimberly-Clark de México

www.kimberly-clark.com.mx

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007 **CONSOLIDATED**

(Thousands of Mexican Pesos) **Final Printing**

RECEIVED 2008 AUG 11 P 1:34

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**24,065,667**	**100**	**22,340,674**	**100**
s02	**CURRENT ASSETS**	**8,912,474**	**37**	**7,665,458**	**34**
s03	CASH AND SHORT-TERM INVESTMENTS	2,860,346	12	1,464,030	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,930,847	16	4,185,969	19
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	445,255	2	206,332	1
s06	INVENTORIES	1,676,026	7	1,707,585	8
s07	OTHER CURRENT ASSETS	0	0	101,542	0
s08	**LONG-TERM**	**444,619**	**2**	**591,019**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	444,619	2	591,019	3
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**14,559,536**	**60**	**14,084,197**	**63**
s13	LAND AND BUILDINGS	4,876,783	20	4,396,284	20
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	24,734,037	103	23,494,864	105
s15	OTHER EQUIPMENT	46,982	0	65,779	0
s16	ACCUMULATED DEPRECIATION	15,464,174	64	14,898,004	67
s17	CONSTRUCTION IN PROGRESS	365,908	2	1,025,274	5
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
s19	**OTHER ASSETS**	**149,038**	**1**	**0**	**0**
s20	**TOTAL LIABILITIES**	**16,527,902**	**100**	**14,062,890**	**100**
s21	**CURRENT LIABILITIES**	**6,967,823**	**42**	**6,907,568**	**49**
s22	SUPPLIERS	2,348,664	14	2,116,840	15
s23	BANK LOANS	71,857	0	100,052	1
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	378,195	2	356,799	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,169,107	25	4,333,877	31
s27	**LONG-TERM LIABILITIES**	**7,216,204**	**44**	**5,078,711**	**36**
s28	BANK LOANS	2,716,204	16	3,015,566	21
s29	STOCK MARKET LOANS	4,500,000	27	2,063,145	15
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,343,875**	**14**	**2,076,611**	**15**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**7,537,765**	**100**	**8,277,784**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**7,537,765**	**100**	**8,277,784**	**100**
s36	**CONTRIBUTED CAPITAL**	**4,224,941**	**56**	**4,384,789**	**53**
s79	CAPITAL STOCK	4,224,941	56	4,384,789	53
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**3,312,824**	**44**	**3,892,995**	**47**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,205,517	43	3,892,995	47
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	107,307	1	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**2,860,346**	**100**	**1,464,030**	**100**
s46	CASH	239,449	8	233,192	16
s47	SHORT-TERM INVESTMENTS	2,620,897	92	1,230,838	84
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**101,542**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	101,542	100
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**149,038**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	149,038	100	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**6,967,823**	**100**	**6,907,568**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,406,232	20	1,465,324	21
s53	MEXICAN PESOS LIABILITIES	5,561,591	80	5,442,244	79
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**4,169,107**	**100**	**4,333,877**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	93,285	2
s89	INTEREST LIABILITIES	123,575	3	123,009	3
s68	PROVISIONS	1,302,743	31	1,367,823	32
s90	DISCONTINUED OPERATIONS	0	0	28,076	1
s58	OTHER CURRENT LIABILITIES	2,292,709	55	2,288,054	53
s105	BENEFITS TO EMPLOYEES	450,080		433,630	
s27	**LONG-TERM LIABILITIES**	**7,216,204**	**100**	**5,078,711**	**100**
s59	FOREIGN CURRENCY LIABILITIES	2,716,204	38	3,015,566	59
s60	MEXICAN PESOS LIABILITIES	4,500,000	62	2,063,145	41
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,343,875**	**100**	**2,076,611**	**100**
s66	DEFERRED TAXES	2,232,256	95	2,015,627	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	111,619	5	60,984	3
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**4,224,941**	**100**	**4,384,789**	**100**
s37	CAPITAL STOCK (NOMINAL)	9,050	0	9,319	0
s38	RESTATEMENT OF CAPITAL STOCK	4,215,891	100	4,375,470	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**3,205,517**	**100**	**3,892,995**	**100**
s93	LEGAL RESERVE	645,822	20	645,822	17
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	688,412	18
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	761,836	24	749,978	19
s45	NET INCOME FOR THE YEAR	1,797,859	56	1,808,783	46
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**107,307**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	107,307	100	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,944,651	757,890
s73	PENSIONS AND SENIORITY PREMIUMS	260,001	312,479
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,396	2,306
s76	WORKERS (*)	4,268	4,211
s77	OUTSTANDING SHARES (*)	1,103,889,215	1,136,655,415
s78	REPURCHASED SHARES (*)	35,202,700	20,348,800
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**11,315,359**	**100**	**10,799,344**	**100**
r02	COST OF SALES	6,922,078	61	6,316,951	58
r03	**GROSS PROFIT**	**4,393,281**	**39**	**4,482,393**	**42**
r04	GENERAL EXPENSES	1,586,296	14	1,626,606	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**2,806,985**	**25**	**2,855,787**	**26**
r08	OTHER INCOME AND (EXPENSE), NET	-233,895	-2	-254,123	-2
r06	COMPREHENSIVE FINANCING RESULT	-58,932	0	-169,206	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**2,514,158**	**22**	**2,432,458**	**23**
r10	INCOME TAXES	716,299	6	623,675	6
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,797,859**	**16**	**1,808,783**	**17**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**1,797,859**	**16**	**1,808,783**	**17**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**1,797,859**	**16**	**1,808,783**	**17**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**11,315,359**	**100**	**10,799,344**	**100**
r21	DOMESTIC	10,671,038	94	10,070,093	93
r22	FOREIGN	644,321	6	729,251	7
r23	TRANSLATED INTO DOLLARS (***)	60,462	1	64,583	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**-233,895**	**100**	**-254,123**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	8,610	-4	3,084	-1
r34	EMPLOYEES' PROFIT SHARING EXPENSES	250,505	-107	243,797	-96
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-8,000	3	13,410	-5
r06	**COMPREHENSIVE FINANCING RESULT**	**-58,932**	**100**	**-169,206**	**100**
r24	INTEREST EXPENSE	319,226	-542	236,642	-140
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	101,094	-172	81,359	-48
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	159,200	-270	-28,748	17
r28	RESULT FROM MONETARY POSITION	0	0	14,825	-9
r10	**INCOME TAXES**	**716,299**	**100**	**623,675**	**100**
r32	INCOME TAX	731,299	102	548,370	88
r33	DEFERRED INCOME TAX	-15,000	-2	75,305	12

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	16,905,081	16,952,729
r37	TAX RESULT FOR THE YEAR	2,843,238	2,937,105
r38	NET SALES (**)	21,855,865	21,320,669
r39	OPERATING INCOME (**)	5,544,626	5,948,360
r40	NET INCOME OF MAJORITY INTEREST (**)	3,694,311	3,748,386
r41	NET CONSOLIDATED INCOME (**)	3,694,311	3,748,386
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	573,806	535,741

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
RT		Amount	%	Amount	%
rt01	**NET SALES**	**5,755,255**	**100**	**5,449,384**	**100**
rt02	COST OF SALES	3,465,063	60	3,238,894	59
rt03	**GROSS PROFIT**	**2,290,192**	**40**	**2,210,490**	**41**
rt04	GENERAL EXPENSES	802,181	14	816,123	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,488,011**	**26**	**1,394,367**	**26**
rt08	OTHER INCOME AND (EXPENSE), NET	-128,055	-2	-117,749	-2
rt06	COMPREHENSIVE FINANCING RESULT	-3,499	0	-129,986	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,356,457**	**24**	**1,146,632**	**21**
rt10	INCOME TAXES	402,778	7	304,532	6
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**953,679**	**17**	**842,100**	**15**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**953,679**	**17**	**842,100**	**15**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**953,679**	**17**	**842,100**	**15**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**5,755,255**	**100**	**5,449,384**	**100**
rt21	DOMESTIC	5,423,855	94	5,033,644	92
rt22	FOREIGN	331,400	6	415,740	8
rt23	TRANSLATED INTO DOLLARS (***)	31,738	1	37,056	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-128,055**	**100**	**-117,749**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	7,260	-6	1,267	-1
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	135,315	-106	105,606	-90
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	13,410	-11
rt06	**COMPREHENSIVE FINANCING RESULT**	**-3,499**	**100**	**-129,986**	**100**
rt24	INTEREST EXPENSE	159,832	-4568	117,653	-91
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	43,401	-1240	29,998	-23
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	112,932	-3228	-15,051	12
rt28	RESULT FROM MONETARY POSITION	0	0	-27,280	21
rt10	**INCOME TAXES**	**402,778**	**100**	**304,532**	**100**
rt32	INCOME TAX	402,778	100	229,227	75
rt33	DEFERRED INCOME TAX	0	0	75,305	25

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	288,615	267,317

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**1,808,783**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	624,456
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**2,433,239**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-10,683
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**2,422,556**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-573,493
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-919,200
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-1,492,693**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-1,309,313**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-379,450
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	1,843,480
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**1,464,030**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**624,456**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	535,741
c41	+ (-) OTHER ITEMS	0	88,715
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-10,683**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-138,340
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-93,823
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	722,538
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-641,065
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	140,007
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-573,493**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-80,531
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	-492,962
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-919,200**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-159,413
c31	(-) DIVIDENDS PAID	0	-759,787
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-1,309,313**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-646,567
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	-662,746

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	2,514,158	0
e02	+(-) ITEMS NOT REQUIRING CASH	148,267	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	472,712	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	323,282	0
e05	**CASH FLOW BEFORE INCOME TAX**	3,458,419	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-1,092,306	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	2,366,113	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-518,568	0
e09	**FINANCING ACTIVITIES**	1,847,545	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-1,902,167	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-54,622	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	2,914,968	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	2,860,346	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	148,267	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	242,505	0
e17	+ (-)OTHER UNREALIZED ITEMS	-94,238	0
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	472,712	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	573,806	0
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	-101,094	0
e24	(-)+ OTHER ITEMS	0	0
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	323,282	0
e25	+ ACCRUED INTEREST	323,282	0
e26	+(-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-1,092,306	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-365,956	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-21,926	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-208,122	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	304,472	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-280,652	0
e32	+(-) INCOME TAXES PAID OR RETURNED	-520,122	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-518,568	0
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-596,465	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	77,897	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-1,902,167	0
e45	+BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	-37,093	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	-773,215	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	-322,952	0
e56	- REPURCHASE OF SHARES	-650,339	0
e57	+(-) OTHER ITEMS	-118,568	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.30		$ 3.28	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 3.30		$ 3.43	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 6.83		$ 7.28	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.67		$ 0.65	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	6.18	times	6.65	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.79	times	14.75	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	15.89	%	16.75	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	49.01	%	45.28	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	15.35	%	16.78	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	20.74	%	20.72	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.82	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.91	times	0.95	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.50	times	1.51	times
p08	INVENTORIES TURNOVER (**)	8.30	times	7.60	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	54	days	61	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.64	%	8.86	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	68.68	%	62.95	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.19	times	1.70	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	24.94	%	31.86	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	49.56	%	36.06	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	8.79	times	12.07	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.32	times	1.52	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.28	times	1.11	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.04	times	0.86	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.54	times	0.55	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	41.05	%	21.19	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSUMO DE USO PERSONAL	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRNAJERO	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION	200,000	100.00
TAXI AEREO DE MEXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
CINCO SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits In Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANAMEX	NOT	16/05/2001	15/08/2009	3.33							13,782	0	0	0	0	0
BONO	YES	28/07/1999	01/08/2009	9.33							0	0	2,577,500	0	0	0
DEUTSCHE BANK	YES	18/06/2001	02/04/2012	2.88							12,775	12,774	25,548	25,549	25,549	0
DEUTSCHE BANK	YES	02/12/2002	20/08/2010	3.12							9,628	8,629	19,258	8,629	0	0
BANK OF AMERICA	YES	30/04/2001	30/09/2011	3.19							6,634	6,635	13,268	13,269	6,634	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	42,819	29,838	2,635,574	48,447	32,183	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERTIFICADOS BURSÁTILES	NOT APPLIED	18/06/2003	08/12/2010	8.67	0	0	0	750,000	0	0						
CERTIFICADOS BURSÁTILES	NOT APPLIED	18/06/2003	05/06/2013	8.95	0	0	0	0	0	1,250,000						
CERTIFICADOS BURSÁTILES	NOT APPLIED	05/07/2007	26/06/2017	7.83	0	0	0	0	0	2,500,000						
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	750,000	0	3,750,000	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED	01/06/2008			1,120,124	0	0	0	0	0						
VARIOS	NOT APPLIED	01/06/2008			0	0	0	0	0	0						
VARIOS	YES	01/06/2008									1,228,540	0	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					1,120,124	0	0	0	0	0	1,228,540	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
VARIOS	NOT APPLIED				0	0	0	0	0	0						
VARIOS	YES										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				4,063,272	0										
VARIOS											105,835	0				
TOTAL					4,063,272	0	0	0	0	0	105,835	0	0	0	0	0
TOTAL GENERAL					5,183,396	0	0	750,000	0	3,750,000	1,377,194	29,038	2,635,574	48,447	32,183	0

LOS CRÉDITOS SON EL DÓLARES AMERICANOS Y SE UTILIZÓ $10.31 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**99,068**	**1,021,655**	**0**	**0**	**1,021,655**
LIABILITIES POSITION	**399,848**	**4,122,436**	**0**	**0**	**4,122,436**
SHORT-TERM LIABILITIES POSITION	136,395	1,406,232	0	0	1,406,232
LONG-TERM LIABILITIES POSITION	263,453	2,716,204	0	0	2,716,204
NET BALANCE	**-300,780**	**-3,100,781**	**0**	**0**	**-3,100,781**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES DE $10.31 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA CUAUTITLAN	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, CONVERTID., PROPIFLE	Nacional		0
QUIMICOS	POLIQUIMICOS, PROEQSA	Nacional		0
CORRUGADOS	EMP. CARTON TITAN	Nacional		0
FIBRA PARA RECICLAR	RECYCLE, REPACSA, BOD ESTRELLA	Nacional		0
ADHESIVOS	NATIONAL	Nacional		0
CINTAS Y ELASTOMEROS	3M, FILAMENTOS	Nacional		0
CELULOSA DE MADERA	ARACRUZ, GP CELLULOS Y DOMTAR	Importación		0
FIBRA P/RECICLAR Y RECICLADA	WEYERHAEUSER, HARMON	Importación		0
POLIACRILATO DE SODIO	BASF, TOYOTA	Importación		0
POLIPROPILENO	EXXONMOBIL	Importación		0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	10,671,038	0		
FOREIGN SALES					
INFORMACION TOTAL	0	644,321	0		
TOTAL		11,315,359			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	312,921			
FOREIGN SUBSIDIARIES					

TOTAL	312,921	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **02** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0	18	574,117,575	0	574,117,575	0	4,707	0
B	0	18	529,771,640	0	0	529,771,640	4,343	0
TOTAL			1,103,889,215	0	574,117,575	529,771,640	9,050	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 1,103,889,215

NOTES

END